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December 5, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549


         Re:  Pacific Telesis Group - Form S-4 Registration Statement
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Ladies and Gentleman:

Pursuant to Rule 477(b) of the Securities Act of 1933, as amended, Pacific Telesis Group hereby requests withdrawal of its Registration Statement (No. 333-14963) on Form S-4. The acquisition covered by the Registration Statement has been terminated and, accordingly, the Registration Statement is being withdrawn. Please advise us as to the effectiveness of the withdrawal as soon as possible.


Very truly yours,



/s/ Elizabeth K. Roemer
Elizabeth K. Roemer
Senior Counsel


cc:  Christopher A. Jiongo
(Room 3157, Mail Stop 3-10
Fax No. 202/942-9544